05039853

SECURITIES

Washington, D.C.

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SEC FILE NUMBER
8-66420

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: PALAFOX TRADING L.L.C.

MAR 0 2 2005

1086

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD A. BEESON, CHIEF FINANCIAL OFFICER (312) 395-3121
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PALAFOX TRADING L.L.C.

AFFIRMATION

I, GERALD A. BEESON , affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Palafox Trading LLC (the "Company") for the period April 1, 2004 (date of inception) December 31, 2004, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/25/05

CITADEL LIMITED PARTNERSHIP — Date
Manager and Commodity Pool Operator for the
Commodity Pool, PALAFOX TRADING LLC
by: GLB Partners, L.P., its general partner
by: Citadel Investment Group, L.L.C., its general partner
by: Gerald A. Beeson, Chief Financial Officer

Joyce G. Strickland

"OFFICIAL SEAL"
JOYCE G. STRICKLAND
Notary Public, State of Illinois
My Commission Expires 6/14/06

PALAFOX TRADING L.L.C.
(A Delaware Limited Liability Company)
(SEC File Number 8-66420)

Statement of Financial Condition
as of December 31, 2004
and Independent Auditors' Report and Supplemental Report on
Internal Control

Claim for Exemption from the
Disclosure, Periodic and Annual Recordkeeping Requirements
Contained in Part 4.7 of the Regulations Adopted by the U.S.
Commodity Futures Trading Commission has been Requested by
the Commodity Pool Operator of
PALAFOX TRADING LLC

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Palafox Trading L.L.C.:
Chicago, Illinois

We have audited the accompanying statement of financial condition of Palafox Trading L.L.C. (a Delaware Limited Liability Company) (the "Company") as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2005

PALAFOX TRADING L.L.C.
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$	51,193,975
Receivables from futures clearing brokers		2,272,736
Total assets	$	53,466,711

LIABILITIES AND MEMBER'S CAPITAL

Member's capital	$	53,466,711
Total liabilities and member's capital	$	53,466,711

See notes to statement of financial condition

PALAFOX TRADING L.L.C.
(A Delaware Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2004

Palafox Trading LLC ("PALA"), a Delaware limited liability company is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer, is a member of the National Association of Securities Dealers Inc. ("NASD"), the Fixed Income Clearing Corporation ("FICC"), Eurex Deutschland, Eurex US, Euronext Paris, and is a non-clearing member of the London International Financial Futures and Options Exchange ("LIFFE"). Palafox is a wholly-owned subsidiary of Fairfax, a Cayman Islands exempted company. Citadel Kensington Global Strategies Fund Ltd. ("Kensington") is and Citadel Wellington Partners L.P. ("Wellington") and Citadel Wellington Partners L.P. SE ("Wellington SE") were shareholders of Fairfax through December 31, 2004, when Wellington and Wellington SE completed operations. Citadel Wellington LLC ("Wellington LLC"), the successor entity of Wellington and Wellington SE, became a shareholder of Fairfax on December 31, 2004. Palafox commenced operations on June 25, 2004 and engages in proprietary investment activities. Citadel Limited Partnership ("CLP"), an Illinois limited partnership, is the Portfolio Manager for Kensington, the Manager of Wellington LLC, the General Partner of Wellington SE, and was the General Partner of Wellington, and is responsible for managing all portfolio investments for Palafox and Fairfax. CLP is registered as a "commodity trading advisor" and a "commodity pool operator" with the U.S. Commodity Futures Trading Commission. Kensington, Wellington LLC, Fairfax and Palafox are and Wellington and Wellington SE were "commodity pools" operated by CLP. Citadel Investment Group, L.L.C. ("CIG"), an affiliate of CLP, provides administrative and investment-related services to Palafox. Under the terms of Palafox's First Amended and Restated Limited Liability Company Operating Agreement ("L.L.C. Operating Agreement") dated as of December 31, 2004, Palafox will terminate on December 31, 2034, although it may be terminated earlier at the discretion of CLP or its member.

(1) Summary of Significant Accounting Policies:

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

The preparation of the statement of financial condition requires PALA's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

PALA defines cash and cash equivalents in the statement of financial condition as funds held in liquid investments with original maturities of ninety days or less.

Investment and derivative assets and liabilities (collectively, "securities") are recorded in the statement of financial condition at fair value. Securities traded on an exchange are valued at the closing price. All other unlisted over-the-counter ("OTC") securities are valued at the mean of the closing bid and ask prices, based on valuations obtained from the counterparties to such securities or from other dealers in similar securities or for certain derivative financial instruments by reference to the underlying components whose economics such derivative financial instruments reflect. CLP may determine to use a different value for any security or derivative financial instrument, if CLP determines that doing so would better reflect fair value.

Proprietary securities transactions are recorded on the trade date, as if they were settled. Profit and loss arising from all securities transactions are recorded on a trade date basis.

(1) Summary of Significant Accounting Policies, Continued:

Derivative financial instruments generally reference notional amounts which are utilized solely as a basis for determining cash flows to be exchanged. Notional amounts provide a measure of PALA's involvement with such derivative financials instruments, but are not indicative of economic exposure or potential risk, and therefore are not recorded on balance sheet. Derivative financial instruments are valued at contractually specified intervals and the resulting gain or loss is recorded in the statement of financial condition as a receivable from or payable to futures clearing brokers, respectively, prior to the exchange of related cash flows. Receivable from or payable to futures also includes any related cash collateral deposits

PALA holds securities denominated in foreign currencies. The fair value of these securities is translated into U.S. dollars using the spot currency rates on the date of valuation.

Interest income (expense) is recognized on an accrual basis. Dividends are recognized as income (expense) on the ex-dividend date.

(2) Income Taxes:

Income taxes have not been provided for as each member is individually liable for the taxes, if any, on its share of PALA's taxable income items, including capital gains, interest, dividends and deductions.

(3) Transactions with Related Parties:

Pursuant to the Amended and Restated Broker-Dealer Trading Affiliate Administrative Services Agreement, effective September 1 2004, PALA must make payments to CIG for direct administrative, general and operating expenses paid by CIG on behalf PALA.

(4) Derivative Financial Instruments:

Derivative financial instruments traded by PALA include financial futures whose values are based upon their underlying assets, indices or reference rates, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. A derivative financial instrument may be traded on an exchange or OTC. Exchange-traded derivatives are standardized and include futures and certain options contracts. OTC derivative financial instruments are negotiated between contracting parties and include certain options contracts.

Derivative financial instruments are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. Derivatives are typically also subject to certain additional risks, such as those resulting from leverage and significantly less liquidity, to which the underlying financial instruments are not. PALA may use derivative financial instruments in the normal course of its business to take proprietary investment positions and to manage market risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with PALA's other investing activities. PALA manages the risks associated with derivatives along with its proprietary investing activities in cash instruments as part of its overall risk management framework.

(4) Derivative Financial Instruments, Continued:

Market risk is the potential for changes in the value of financial instruments due to market changes, including interest and foreign exchange rate movements and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying financial instruments are traded.

Credit risk is the possibility for losses to be incurred due to the failure of a counterparty to perform according to the terms of a contract. At any point in time, PALA's credit exposure is equal to PALA's unrealized gains on derivative financial instruments. The credit risk of exchange-traded financial instruments, such as exchange-traded futures and options, is reduced by the regulatory requirements of the individual exchanges on which these instruments are traded. PALA enters into OTC derivative financial instruments transactions only with major commercial and investment banks in an effort to limit its OTC credit risk. As of December 31, 2004, PALA had no credit risk exposure to its derivative financial instruments.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. All of these contracts may be settled in cash or through delivery of the underlying instrument. Margin deposits are generally required to enter into futures contracts and are generally small in value relative to the gross value of the underlying futures contract. Consequently, small price changes in the underlying commodity may result in comparably large trading gains or losses for PALA. Futures contracts can be closed out at the discretion of PALA. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require PALA to hold those positions until the delivery date, regardless of the changes in their value or PALA's investment strategy. Exposure to market risk is managed in accordance with risk limits set by PALA's buying or selling instruments or entering into offsetting positions. The estimated fair value of financial futures as of December 31, 2004 is $148,228 and is included in receivables from futures clearing brokers on the statement of financial condition.

(5) Off-Balance-Sheet Risk:

Since PALA does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can, and often does, result in a concentration of credit risk with one or more of these institutions. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in the countries where they conduct their business activities. These rules and regulations generally require maintenance of minimum net capital and segregation of customers' funds and securities from the holdings of the financial institutions themselves.

(6) Net Capital Requirements:

PALA is subject to the net capital requirements of the SEC "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, PALA is required

(6) Net Capital Requirements, Continued:

to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2004, net capital was approximately $52 million in excess of the required minimum net capital.

****

In accordance with the rules of the U.S. Commodity Futures Trading Commission, the undersigned affirms that, to the best of its knowledge and belief, the information contained in these financial statements is accurate and complete.

CITADEL LIMITED PARTNERSHIP
Manager and Commodity Pool Operator for the
Commodity Pool, PALAFOX TRADING L.L.C.
by: GLB Partners, L.P., its general partner
by: Citadel Investment Group, L.L.C., its general partner
by: Gerald A. Beeson, Chief Financial Officer

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 25, 2005

Palafox Trading L.L.C.
131 South Dearborn Avenue
Chicago, Illinois 60603

In planning and performing our audit of the financial statements of Palafox Trading L.L.C. (the "Company") as of December 31, 2004 and for the period April 1 (date of inception) to December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for the exemption from Rule 15c3-3 as the Company does not transact or carry accounts for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities account for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in

relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP